News Release

CIBC announces intention to repurchase up to

18,000,000 of its Common Shares

(TORONTO, ON – November 26, 2003 – CIBC (NYSE: BCM, TSX: CM) today announced that, subject to the approval of the Toronto Stock Exchange (TSX), it intends to repurchase, from time to time over the next 12 months, up to an aggregate of 18,000,000 of CIBC’s issued and outstanding common shares in accordance with the requirements of the TSX.

The board of directors of CIBC believes that the proposed repurchases are in the best interests of CIBC and are a desirable use of corporate funds. All common shares repurchased by CIBC pursuant to the normal course issuer bid will be cancelled.

CIBC will file a notice of intention to make a normal course issuer bid with the TSX to repurchase the common shares. The repurchases would commence following TSX approval and would be effected through the facilities of the TSX. The price paid for the common shares will be the market price at the time of acquisition. The number of common shares repurchased and the timing of any such repurchases will be determined by CIBC.

“Recommencing our share repurchase program demonstrates confidence in our business strategies and the strength of our balance sheet,” said John S. Hunkin, President and Chief Executive Officer. “Our stock has performed well over the past year and we continue to believe that CIBC’s common shares represent excellent value.”

For further information: Kathryn A. Humber, Senior Vice-President, Investor Relations, (416) 980-3341; or Emily Pang (416) 980 3512.